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                                                                    EXHIBIT 99.1

FOR
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LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)


CONTACTS
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BETTY HO                                             GREGORY A. McANDREWS
LJ International Inc.                                Greg McAndrews & Associates
011 (852) 2170-0001                                  (310) 301-3035

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------


              LJ INTERNATIONAL INC. OFFERS GUIDANCE ON FISCAL 2002


HONG KONG, July 17, 2002 - LJ International Inc. (NMS: JADE) today provided "guidance" for its fiscal year ended April 30, 2002 with a range from roughly break-even to a net loss of one cent per share before including special accounting charges of from 84 cents per share to $1.04 per share for the manufacturer and marketer of fine jewelry.

Special charges are expected to amount to between $7.3 million to $9.0 million for numerous accounting adjustments largely related to reduced orders from our key customers during fiscal year 2002.

"In an effort to bring our reporting and accounting as close in line as possible with United States GAAP reporting and U.S. investor expectations, we are providing the first 'guidance' in the company's history today," according to Chairman and CEO Yu ChuanYih. "I believe these special charges are extremely prudent in today's accounting environment and will better reflect the Company's current asset position.
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NEWS RELEASE - GUIDANCE
JULY 17, 2002
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"Although we are a foreign company technically exempt from some key reporting requirements, we are striving to take a leadership position in making all of our timely news and reporting as 'transparent' as possible because of our substantial shareholder base in America," Yih pointed out.

"Sales and earnings prior to special charges were in line with the expectations that we described in our third quarter report to shareholders," Yih said. "We were encouraged by the recent acceptance of our new products, the addition of new customers and the large incremental increases in orders from existing customers.".

"We expect the company's earnings to improve as we continue our cost-cutting and diversification efforts," Yih emphasized.

         Special charges include:

         o $5.2 to $6.0 million provision for impairment of cut stones for orders in relation to special programs that were later postponed or cancelled;

         o $0.6 to $1.0 million for obsolete and damaged fine jewelry cost adjustments;

         o $0.6 to $0.8 million for gold trading hedges as gold futures widely fluctuated;

         o $0.5 to $0.6 million for writedown of fixed assets and other items related to consolidation of facilities;

         o $0.4 to $0.6 million for the impairment of goodwill of two investments

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NEWS RELEASE - GUIDANCE
JULY 17, 2002
PAGE 3

"Since our fiscal year currently ends on April 30, we have not had a full year to benefit from our management actions. The full effect of the return of business and our management cost control efforts should be reflected in the new fiscal year beginning May 1," Yih explained.

Sales and earnings after taxes and special items for fiscal 2002 are expected to be in the following range:

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                                                               APRIL 30, 2002                   APRIL 30, 2001
                                                               (ESTIMATED)                      (AUDITED)
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
Sales                                                          $39 million                      $46.3 million
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(Loss)/Earnings before special charges                         $(50,000) - breakeven            $4.2 million
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(Loss)/Earnings per share before special charges               (1 cent) - breakeven             48 cents
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Special charges                                                $(7.3) - $(9.0) million          $nil
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(Loss)/Earnings after special charges                          $(7.3) - $(9.0) million          $4.2 million
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(Loss)/Earnings per share after special charges                (84 cents) - $(1.04)             48 cents
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

"Based on these 'guidance' numbers, our balance sheet remains strong," Yih said. "Cash on hand is expected to be more than $6 million, total current assets above $30 million, total assets topping $40 million, shareholders' equity more than $20 million and a book value of approximately $2.70," he explained.

                                     (MORE)
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NEWS RELEASE - GUIDANCE
JULY 17, 2002
PAGE 4


LJ International Inc. ( NASDAQ/NM:JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com

(Forward looking statement: Except for the historical information, the matters discussed in this news release contain forward-looking statements, including, but not limited to, estimated operating results for fiscal year 2002. These forward-looking statements involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, final accounting and auditing adjustments, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in our most recent annual report and other filings with the Securities and Exchange Commission.)

                                       XXX

(JADE--4--07-16-2002)